Exhibit 16.1

May 20, 2013

Diversified Resources, Inc.
2114 Ridge Plaza Drive
Castle Rock, CO 80108

To the Board of Directors of  Diversified Resources, Inc..:

We were previously principal accountants for Diversified Resources, Inc. and, under the date of February 10, 2013, we reported on the financial statements of Diversified Resources as of October 31, 2012 and for the period from April 20, 2011 (Inception) through October 31, 2012. On May 20, 2013, our appointment as principal accountants was terminated. We have read Diversified Resources’s statements included under Item 4.01 of its Form 8-K dated May 20, 2013 and we agree with such statements.

We have no basis to agree or disagree with the other statements included in such Form 8-K.

Very truly yours,

/s/ Anton & Chia, LLP